PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 7, 2004

$100,000,000

Delmarva Power & Light Company

5.00% Notes Due November 15, 2014

We will pay interest on the Notes on May 15 and November 15 of each year, beginning May 15, 2005. The Notes will mature on November 15, 2014.

We may redeem the Notes in whole or in part at any time at the redemption prices described in this prospectus supplement. There is no sinking fund for the Notes.

We do not intend to apply for listing of the Notes on any securities exchange or automated quotation system.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-6.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds, before expenses, to us(1)
Per Note	99.511%	.650%	98.861%
Total	$99,511,000	$650,000	$98,861,000

(1)	Plus accrued interest, if any, from November 19, 2004 if settlement occurs after that date.

Delivery of the Notes in book-entry form only will be made on or about November 19, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Merrill Lynch & Co.

BNY Capital Markets, Inc.	Morgan Stanley

The date of this prospectus supplement is November 16, 2004.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus which gives more general information about securities we may offer from time to time. Some of the information in the prospectus does not apply to this offering. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference which are described under “Where You Can Find More Information” in the prospectus.

You should rely only on the information contained in the prospectus supplement and the prospectus, including the information contained in the documents incorporated by reference. To the extent the information in the prospectus supplement differs from the information in the prospectus, you should rely on the information in the prospectus supplement. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus supplement, the prospectus and the documents incorporated by reference is only accurate as of the date of the respective documents in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless the context indicates otherwise, the words “DPL,” “the company,” “we,” “our,” “ours” and “us” refer to Delmarva Power & Light Company and its consolidated subsidiaries.

The following summary contains basic information about this offering. It may not contain all of the information that is important to you. The “Description of the Notes” section of this prospectus supplement and the “Description of Debt Securities” section of the accompanying prospectus contain more detailed information regarding the Notes. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus, including the documents incorporated by reference.

Delmarva Power & Light Company

We are an indirect, wholly owned subsidiary of Pepco Holdings, Inc., or PHI, a registered holding company under the Public Utility Holding Company Act of 1935, or PUHCA. We are engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and gas supply and distribution in northern Delaware. As of December 31, 2003, we delivered electricity to approximately 493,000 customers and delivered natural gas to approximately 117,000 customers. Our electricity distribution service territory covers approximately 6,000 square miles and has a population of approximately 1.25 million. Our natural gas distribution service territory covers approximately 275 square miles and has a population of approximately 523,000.

Under a settlement approved by the Delaware Public Service Commission, or the DPSC, we are required to provide default electricity supply, known as provider of last resort, or POLR supply, to customers in Delaware until May 2006. POLR service is provided by DPL to retail electric customers that have not chosen another energy supplier or that are unable to obtain such a supplier. The DPSC has not determined what POLR obligations we will have after expiration of our current POLR obligations in Delaware. We are paid for POLR supply to customers in Delaware at fixed rates established in the settlement. We obtain all of the energy needed to fulfill our POLR obligations in Delaware under a supply agreement with our affiliate Conectiv Energy Supply, Inc., or CESI. The CESI supply agreement terminates in May 2006 with respect to Delaware. We do not make any profit or incur any loss on the supply component of the POLR power that we deliver to our Delaware customers. We are paid tariff delivery rates approved by the DPSC for the delivery of electricity over our transmission and distribution facilities to POLR customers and to users in Delaware who have selected another energy supplier. These delivery rates generally are frozen until May 2006.

Under a settlement approved by the Maryland Public Service Commission, or MPSC, we are required to provide default electricity supply, known in Maryland as standard offer service, or SOS, at market rates to residential and small commercial customers until July 2008, to medium-sized commercial customers until July 2006, and to large commercial customers until July 2005. In accordance with the settlement, we are purchasing the power supply required to satisfy our market rate SOS obligation from one or more wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved by the MPSC. The settlement provides for us to recover from our SOS customers the costs associated with the acquisition of the SOS supply plus an average margin of $0.002 per kilowatt hour. We are paid tariff delivery rates approved by the MPSC for the delivery of electricity over our transmission and distribution facilities to SOS customers and to users in Maryland who have selected another energy supplier. These delivery rates generally are frozen until December 2006.

Under amendments to the Virginia Electric Utility Restructuring Act implemented in March 2004, we are obligated to offer default service to customers in Virginia for an indefinite period until relieved of that obligation by the Virginia State Corporation Commission, or the VSCC. We currently obtain all of the energy and capacity needed to fulfill our default service obligations in Virginia under the existing CESI supply agreement, which terminates on December 31, 2004 with respect to Virginia. After conducting a competitive bid procedure, we have entered into a new supply agreement with CESI, which was the lowest bidder, to provide wholesale power supply for our Virginia default service customers. The new supply agreement commences January 1, 2005 and expires in May 2006. On October 26, 2004, we filed an application with the VSCC for approval to increase the rates that we charge our Virginia default service customers to allow for recovery of our costs for power under the new supply agreement plus an administrative charge and an average margin of approximately $0.00179 per kilowatt hour, calculated based on total sales to residential and non-residential Virginia default service customers over the twelve months ended December 31, 2003. Because margins vary by customer class, the actual average margin over any given time period will depend on the number of Virginia default service customers from each customer class and the load taken by such customers over the time period. We cannot predict the outcome of this proceeding. Contemporaneously, DPL and CESI jointly filed an application with the VSCC under Virginia’s Affiliates Act requesting authorization to enter into a contract to purchase power from an affiliate. On October 29, 2004, CESI also made a filing with the Federal Energy Regulatory Commission, or FERC, requesting authorization to enter into a contract to supply power to an affiliate.

We are paid tariff delivery rates approved by the VSCC for the delivery of electricity over our transmission and distribution facilities to Virginia default service customers and to users in Virginia who have selected another energy supplier. These delivery rates generally are frozen until December 31, 2010, except that we can propose two changes in delivery rates – one prior to July 1, 2007 and another between July 1, 2007 and December 31, 2010.

We also provide regulated natural gas supply and distribution service to customers in our gas service territory. Large and medium volume commercial and industrial gas customers may purchase gas either from us or from other suppliers. We use our gas distribution facilities to transport gas for customers that choose to purchase gas from other suppliers. These customers pay us distribution service rates approved by the DPSC. We purchase gas supplies for resale to our sales service customers from marketers and producers through a combination of long-term agreements and next day delivery arrangements.

In addition to being an indirect, wholly owned subsidiary of PHI, we are a direct, wholly owned subsidiary of Conectiv, which is also a registered holding company under PUHCA. PHI’s other regulated subsidiaries include Potomac Electric Power Company and Atlantic City Electric Company. PHI is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our Board of Directors and many of our executive officers are executive officers of PHI.

Our headquarters are located at 800 King Street, P.O. Box 231, Wilmington, DE 19899, and our telephone number is (202) 872-2000.

The Offering

Issuer	Delmarva Power & Light Company

Securities Offered	$100.0 million aggregate principal amount of 5.00% Notes due 2014

Maturity Date	November 15, 2014

Interest Rate	5.00% per annum

Interest Payment Dates	Each May 15 and November 15, commencing May 15, 2005

Optional Redemption	We may redeem all or any portion of the Notes at any time at the redemption prices described under “Description of the Notes—Optional Redemption”, plus accrued and unpaid interest.

Ranking

The Notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and other liabilities, including trade payables, guarantees, lease obligations and letter of credit obligations. At September 30, 2004, we had $184.7 million of first mortgage bonds outstanding which are secured by a lien on substantially all of our property. By reason, and to the extent, of this mortgage, the Notes, in effect, will be junior to the first mortgage bonds in right of entitlement to the mortgaged property. The indenture under which the Notes will be issued does not limit the amount of first mortgage bonds or other indebtedness, secured or unsecured, that we may issue in the future.

Use of Proceeds

We estimate that the net proceeds we will receive from the sale of the Notes will be approximately $98.7 million after deducting the underwriters’ discount and our estimated offering expenses. We intend to use all of the net proceeds to repay approximately $98.7 million of our short-term indebtedness. See “Use of Proceeds.”

Sinking Fund	None

Risk Factors	You should read the “Risk Factors” section, beginning on page S-6 of this prospectus supplement, to understand some of the risks associated with an investment in the Notes.

RISK FACTORS

Investing in the Notes involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks and uncertainties referred to below or listed under “Forward-Looking Statements” in the accompanying prospectus. These risks and uncertainties are those that we have identified as the most significant to a decision whether or not to invest in the Notes. There may be additional risks that are not currently known to us or that we do not currently consider important. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of the Notes offered by this prospectus supplement.

We are a public utility that is subject to substantial governmental regulation. If we receive unfavorable regulatory treatment, our business could be negatively affected.

Our utility business is subject to regulation by various federal, state and local regulatory agencies that significantly affects our operations. Our operations are regulated in Maryland by the MPSC, in Delaware by the DPSC, and in Virginia by the VSCC, with respect to, among other things, the rates we can charge retail customers for the delivery and sale of electricity and gas. In addition, the rates that we can charge for electricity transmission are regulated by FERC. We cannot change delivery, sales or transmission rates without approval by the applicable regulatory authority. While the approved delivery, sales and transmission rates are intended to permit us to recover our costs of service and earn a reasonable rate of return, our profitability is affected by the rates we are able to charge. In addition, if the costs incurred by us in operating our transmission and distribution facilities exceed the allowed amounts for costs included in the approved rates, our financial results will be adversely affected.

We also are required to have numerous permits, approvals and certificates from governmental agencies that regulate our business. We believe that we have obtained the material permits, approvals and certificates necessary for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact of future regulatory activities of any of these agencies on our business. Changes in or reinterpretations of existing laws or regulations, or the imposition of new laws or regulations, may require us to incur additional expenses or to change the way we conduct our operations.

Our operating results fluctuate on a seasonal basis and can be adversely affected by changes in weather.

Our utility business is seasonal and weather patterns can have a material impact on our operating performance. Demand for electricity is generally greater in the summer months associated with cooling and demand for electricity and natural gas is generally greater in the winter months associated with heating as compared to other times of the year. Accordingly, we historically have generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

Our facilities may not operate as planned or may require significant maintenance expenditures, which could decrease our revenues or increase our expenses.

Operation of transmission and distribution facilities involves many risks, including the breakdown or failure of equipment, accidents, labor disputes and performance below expected levels. Older facilities and equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures for additions or upgrades to keep them operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Natural disasters and weather-related incidents, including tornadoes, hurricanes and snow and ice storms, also can disrupt transmission and distribution delivery systems. Operation of transmission and distribution facilities below expected capacity levels can reduce revenues and result in the incurrence of additional expenses that may not be recoverable from customers or through insurance.

Furthermore, if we are unable to perform our contractual obligations for any of these reasons, we may incur penalties or damages.

Our transmission facilities are interconnected with the facilities of other transmission facility owners whose actions could have a negative impact on our operations.

Our electric transmission facilities are directly interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid. The FERC has designated a number of regional transmission operators to coordinate the operation of portions of the interstate transmission grid. We are a member of PJM, which is the regional transmission operator that coordinates the movement of electricity in all or parts of Delaware, Maryland, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and the District of Columbia. We operate our transmission facilities under the direction and control of PJM. PJM and the other regional transmission operators have established sophisticated systems that are designed to ensure the reliability of the operation of transmission facilities and prevent the operations of one utility from having an adverse impact on the operations of the other utilities. However, the systems put in place by PJM and the other regional transmission operators may not always be adequate to prevent problems at other utilities from causing service interruptions in our transmission facilities. If we were to suffer such a service interruption, it could have a negative impact on our business.

The cost of compliance with environmental laws is significant and new environmental laws may increase our expenses.

Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations, relating to air quality, water quality, spill prevention, waste management, natural resources, site remediation, and health and safety. These laws and regulations require us to incur expenses to, among other things, conduct site remediation and obtain permits. We also may be required to pay significant remediation costs with respect to third party sites. If we fail to comply with applicable environmental laws and regulations, even if caused by factors beyond our control, such failure could result in the assessment of civil or criminal penalties and liabilities and the need to expend significant sums to come into compliance.

In addition, we incur costs to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at affected facilities could be halted or subjected to additional costs.

New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on our operations or require us to incur significant additional costs. Our current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Changes in technology may adversely affect our electricity and gas delivery businesses.

Increased conservation efforts and advances in technology could reduce demand for electricity and gas supply and distribution, which could adversely affect our business. In addition, changes in technology also could alter the channels through which retail electric customers buy electricity, which could adversely affect our business.

Acts of terrorism could adversely affect our business.

The threat of or actual acts of terrorism may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of power markets. If any of our transmission or distribution facilities were to be a direct target, or an indirect casualty, of an act of terrorism, our operations could be adversely affected. Instability in the financial markets as a result of terrorism also could affect our ability to raise needed capital.

Our insurance coverage may not be sufficient to cover all casualty losses that we might incur.

We currently have insurance coverage for our facilities and operations in amounts and with deductibles that we consider appropriate. However, there is no assurance that such insurance coverage will be available in the future on commercially reasonable terms. In addition, some risks, such as weather related casualties, may not be insurable. In the case of loss or damage to property, plant or equipment, there is no assurance that the insurance proceeds, if any, received will be sufficient to cover the entire cost of replacement or repair.

We may be adversely affected by economic conditions.

Periods of slowed economic activity generally result in decreased demand for electricity and gas, particularly by industrial and large commercial customers. As a consequence, recessions or other downturns in the economy may result in decreased revenues and cash flows for us.

We are dependent on our ability to successfully access capital markets. An inability to access capital may adversely affect our business.

We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity and to satisfy our capital requirements not satisfied by the cash flow from our operations. Capital market disruptions, or a downgrade in our credit ratings, would increase the cost of borrowing or could adversely affect our ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

•	recession or an economic slowdown;

•	the bankruptcy of one or more energy companies;

•	significant increases in the prices for oil or other fuel;

•	a terrorist attack or threatened attacks; or

•	a significant transmission failure.

We may be required to, or may elect to, make significant cash contributions to PHI’s defined benefit pension plan.

We follow the guidance of Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions” in accounting for pension benefits under PHI’s retirement plan, a non-contributory defined benefit plan in which our employees participate. In accordance with these accounting standards, we make assumptions regarding the valuation of benefit obligations and the performance of plan assets. Changes in assumptions, such as the use of a different discount rate or expected return on plan assets, affect the calculation of projected benefit obligations, accumulated benefit obligation, or ABO, reported pension liability on our balance sheet, and reported annual net periodic pension benefit cost on our income statement.

Furthermore, as a result of actual pension plan experience being different from expected, the ABO could be greater than the fair value of pension plan assets. If this were to occur, we could be required to recognize an additional minimum liability as prescribed by SFAS No. 87. The liability would be recorded as a reduction to common equity through a charge to Other Comprehensive Income, or OCI, and would not affect net income for the year. The charge to OCI would be restored through common equity in future periods when the fair value of plan assets exceeded the ABO. PHI’s current funding policy is to make cash contributions to the pension plan sufficient for plan assets to exceed the ABO and avoid the recognition of an additional minimum liability.

Changes in assumptions could also impact the expected future cash funding for PHI’s pension plan in order to satisfy the minimum funding requirements of the Employment Retirement Income Security Act of 1974, or

ERISA. PHI’s defined benefit plan currently satisfies the minimum funding requirements of ERISA without any additional funding.

Because we are an indirect, wholly owned subsidiary of PHI, PHI can exercise substantial control over our dividend policy and business and operations.

All of the members of our board of directors, as well as many of our executive officers, are officers of PHI. Among other decisions, our board is responsible for decisions regarding payment of dividends, financing and capital raising activities, and acquisition and disposition of assets. Within the limitations of applicable law, including limitations imposed by PUHCA, and subject to the financial covenants under our outstanding debt instruments, our board of directors will base its decisions concerning the amount and timing of dividends, and other business decisions, on our earnings, cash flow and capital structure, but may also take into account the business plans and financial requirements of PHI and its other subsidiaries.

We cannot assure you that an active trading market for the Notes will develop.

We do not intend to apply for listing of the Notes on any securities exchange or automated quotation system. There can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of the noteholders to sell their Notes or the price at which the noteholders will be able to sell their Notes. Future trading prices of the Notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

The underwriters have informed us that they intend to make a market in the Notes. However, the underwriters are not obligated to do so, and any such market-making activity may be terminated at any time without notice. If a market for the Notes does not develop, purchasers may be unable to resell the Notes for an extended period of time. Consequently, a noteholder may not be able to liquidate its investment readily, and the Notes may not be readily accepted as collateral for loans. In addition, such market-making activity will be subject to restrictions under federal securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from the offering of the Notes will be approximately $98.7 million after deducting the underwriters’ discount and our estimated offering expenses. We intend to use all of the net proceeds to repay approximately $98.7 million of our short-term indebtedness with a weighted average interest rate of 1.768%, of which $70.0 million was incurred to redeem our 8.125% Trust Preferred Securities in May 2004.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is our ratio of earnings to fixed charges for the nine months ended September 30, 2004 and for each year in the five-year period ended December 31, 2003.

	Nine Months Ended September 30, 2004	Twelve Months Ended December 31,
		2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	4.68x	3.10x	2.56x	5.39x	3.47x	3.65x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income, plus taxes based on income, plus fixed charges, which consist of interest expense (which includes distributions on Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust (“Trust Preferred”) subsequent to the implementation of SFAS No. 150 on July 1, 2003, and prior to the redemption of the Trust Preferred on May 17, 2004), interest factor in rentals and, prior to the implementation of SFAS 150, distributions on the Trust Preferred, less subsidiary capitalized interest.

CAPITALIZATION

The table below shows our capitalization as of September 30, 2004:

•	on an actual consolidated basis; and

•	as adjusted to give effect to the sale of the Notes offered hereby and the use of the net proceeds of this offering.

You should read this table along with our consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

Delmarva Power & Light Company

	As of September 30, 2004
	Actual	As Adjusted
	(In Millions)
Short-term debt (a)	$264.6	$165.9
Capital lease obligations due within one year	0.2	0.2
Long-term debt (b)	440.1	540.1
Capital lease obligations	0.2	0.2
Redeemable serial preferred stock	21.7	21.7
Shareholder’s equity	578.4	578.4

Total capitalization	$1,305.2	$1,306.5

(a)	Includes $104.8 million of Variable Rate Demand Bonds, of which $71.5 million are secured, and $7.2 million of long-term debt due within one year, of which $2.7 million is secured.
(b)	Consists of $110.5 million of secured debt and $329.6 million of unsecured debt.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table contains selected historical consolidated financial information for DPL derived from our financial statements. The selected historical consolidated financial information as of and for the nine months ended September 30, 2004 is derived from the unaudited financial statements of DPL as of and for the nine months ended September 30, 2004, and the selected historical consolidated financial information as of and for the years ended December 31, 2003, 2002 and 2001 is derived from the audited financial statements of DPL as of and for the years ended December 31, 2003, 2002 and 2001. The selected historical consolidated financial information should be read in conjunction with the financial statements and related notes thereto of DPL incorporated by reference in the accompanying prospectus. The financial results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for an entire year.

Delmarva Power & Light Company

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30, 2004
	2001	2002	2003
	(In Millions)
Income Statement Data
Operating revenue	$1,311.8	$1,229.0	$1,253.7	$968.1
Operating expenses	916.8	1,106.6	1,128.3	849.1
Operating income	395.0	122.4	125.4	119.0
Net income	200.6	49.7	53.2	56.4

Balance Sheet Data
Cash and cash equivalents	$174.9	$109.7	$4.9	$8.7
Total Assets (b)	2,273.1	2,204.4	2,152.4	2,187.0

Capitalization :
Short-term debt	$180.3	$192.0	$174.4	$264.6
Capital lease obligations due within one year	0.1	0.2	0.2	0.2
Long-term debt	569.7	482.6	442.7	440.1
Debentures issued to financing trust (a)	—	—	72.2	—
Capital lease obligations	0.7	0.6	0.4	0.2
Trust preferred securities (a)	70.0	70.0	—	—
Redeemable serial preferred stock	29.6	21.7	21.7	21.7
Shareholder’s equity	578.3	577.8	580.9	578.4

Total Capitalization	$1,428.7	$1,344.9	$1,292.5	$1,305.2

(a)	Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely parent junior subordinated debentures redeemed in May 2004.
(b)	Includes amounts reclassified from accumulated depreciation to regulatory liabilities in accordance with SFAS No. 143.

DESCRIPTION OF THE NOTES

General

The following description of the Notes offered hereby summarizes certain general terms that will apply to the Notes. The Notes will be issued under an indenture between us and JPMorgan Chase Bank, N.A. (successor in interest to Manufacturers Hanover Trust Company), as trustee, dated as of November 1, 1988. This description is not complete, and we refer you to the accompanying prospectus for a description of additional terms of the Notes and the indenture.

The Notes will be issued in fully-registered form in denominations of $1,000 and its integral multiples. The Notes will be initially issued in book-entry form through the facilities of The Depository Trust Company, also referred to as DTC, as depositary. For so long as the Notes remain deposited with DTC, in DTC’s book-entry system, transfers or exchanges of beneficial interests in the Notes may be effected only through records maintained by DTC or its nominee, and payments of principal, premium, if any, and interest will be made to DTC in immediately available funds as described under “Book-Entry Only — The Depositary Trust Company” below.

Maturity, Interest and Payment

The Notes will mature on November 15, 2014 and will bear interest at a rate of 5.00% per annum. Interest on the Notes will be payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest will be paid to the persons in whose names the Notes are registered at the close of business on each May 1 and November 1. However, interest payable at maturity will be paid to the person to whom the principal is paid. Interest on the Notes will be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and will accrue from November 19, 2004 or from the most recent interest payment date to which interest has been paid.

Optional Redemption

We may redeem any of the Notes in whole or in part, at our option, at any time prior to their maturity, at the redemption prices described below. We will give notice of our intent to redeem the Notes at least 30 days, but no more than 60 days, prior to the redemption date.

If we redeem all or any part of the Notes as described above, we will pay a redemption price equal to the greater of:

(i)	100% of the principal amount of the Notes being redeemed or

(ii)	the Make-Whole Amount for the Notes being redeemed,

plus, in each case, accrued interest on such Notes to the redemption date.

“Make-Whole Amount” means the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any scheduled payment of interest which accrued prior to the redemption date) on the Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H.15 Daily Update of the Federal Reserve Bank, or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotations actually obtained by the trustee for such redemption date.

“H.15 (519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates” or any successor publication published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15 (519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC and its successors; provided, however, that if Credit Suisse First Boston LLC or its successor shall cease to be a primary United States Treasury securities dealer in New York City (a “Primary Treasury Dealer”) we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

If at the time notice of redemption is given the redemption moneys are not on deposit with the trustee, the redemption shall be subject to the receipt of such moneys prior to the redemption date, and such notice shall be of no effect unless such moneys are received.

Upon payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Additional Notes

The Notes are initially being offered in the aggregate principal amount of $100.0 million. We may from time to time, without the consent of the holders and under certain conditions, increase such principal amount in the future on the same terms and conditions and with the same CUSIP number as the Notes being offered hereby. Additional Notes issued in this manner will be consolidated with and will form a single series with the previously outstanding Notes.

Sinking Fund

There is no provision for a sinking fund applicable to the Notes.

Payment and Paying Agents

Principal, premium, if any, and interest on the Notes at maturity will be payable upon presentation of the Notes at the institutional trust services office of JPMorgan Chase Bank, N.A., in the City of New York, as paying agent for the Notes. We may change the place of payment on the Notes, appoint one or more additional paying agents (including us or any of our affiliates) and remove any paying agent, all at our discretion.

Book-Entry Only—The Depository Trust Company

The Notes will trade through The Depository Trust Company (“DTC”). The Notes will be issued in fully registered form and will be evidenced by one or more global Notes registered in the name of DTC’s nominee, Cede & Co. The global Notes will be deposited with the trustee as custodian for DTC.

DTC is a New York limited-purpose trust company, a New York banking organization, a New York clearing corporation, a member of the Federal Reserve System and a clearing agency registered under Section 17A of the Securities Exchange Act. DTC holds securities for its participants and also facilitates settlement of securities transactions among its participants through electronic computerized book-entry changes in the participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., American Stock Exchange LLC and National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its system are on file with the SEC.

Purchases of the Notes within the DTC system must be made through participants, which will receive a credit for the Notes on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Notes. Transfers of ownership interests on the Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their Notes, except if use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC’s records reflect only the identity of the participants to whose accounts such Notes are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent to DTC.

Neither DTC, nor Cede & Co., will itself consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those participants to whose accounts the Notes are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Notes.

Payments of redemption proceeds, principal of and interest on the Notes will be made to Cede & Co. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of participants and not of DTC, the trustee or us. Payment of redemption proceeds, principal and interest to Cede & Co. is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

A beneficial owner will not be entitled to receive physical delivery of the Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Notes.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving us or the trustee reasonable notice. In the event no successor securities depository is obtained, certificates for the Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take responsibility for the accuracy of this information.

Governing Law

The indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 16, 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective principal amounts of the Notes:

Underwriter	Principal Amount of Notes
Credit Suisse First Boston LLC	$37,500,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	37,500,000
BNY Capital Markets, Inc.	12,500,000
Morgan Stanley & Co. Incorporated	12,500,000

Total	$100,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

The underwriters propose to offer the Notes initially at the public offering price set forth on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of .40% of the principal amount per Note. The underwriters and selling group members may allow a discount of .25% of the principal amount per Note on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price, selling concession and discount to broker/dealers.

We estimate that our out of pocket expenses for this offering will be approximately $200,000.

The Notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

In the ordinary course of business, the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our subsidiaries, for which they received or will receive customary fees.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of Notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result the price of the Notes may be higher than the price that might otherwise exist in the open market. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. These transactions, if commenced, may be discontinued at any time.

Credit Suisse First Boston LLC will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston LLC and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC based on transactions the underwriters conduct through the system. Credit Suisse First Boston LLC will make securities available to their customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Kirk Emge, Esq., our General Counsel, and by Covington & Burling, Washington, D.C., and for the underwriters by Dewey Ballantine LLP. Dewey Ballantine LLP, from time to time, represents certain of our affiliates.

PROSPECTUS

$150,000,000

Delmarva Power & Light Company

Debt Securities

By this prospectus, we may offer the debt securities from time to time in one or more series at a fixed public offering price or at varying prices determined at the time of sale. The aggregate offering price of the debt securities that we may offer under this prospectus will not exceed $150,000,000. We will provide you with specific information about the offering and the terms of the debt securities in supplements to this prospectus. You should read this prospectus and the relevant prospectus supplement carefully before you invest. This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 7, 2004.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of the debt securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and the accompanying prospectus supplement is accurate only as of the date on the accompanying prospectus supplement and that any information contained in a document incorporated by reference is accurate only as of the date of that incorporated document.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may from time to time sell the debt securities described in this prospectus in one or more offerings up to a total amount of $150,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

For more detailed information about the debt securities, you can also read the exhibits to the registration statement. The exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

In this prospectus, unless the context indicates otherwise, the words “DPL,” “the company,” “we,” “our,” “ours” and “us” refer to Delmarva Power & Light Company and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management’s intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained and incorporated by reference herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results to differ materially from those contained in forward-looking statements:

•	prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of facilities, recovery of purchased power expenses and present or prospective wholesale and retail competition;

•	changes in and compliance with environmental and safety laws and policies;

•	weather conditions;

•	population growth rates and demographic patterns;

•	competition for retail customers;

•	general economic conditions, including potential negative impacts resulting from an economic downturn;

•	growth in demand, sales and capacity to fulfill demand;

•	changes in tax rates or policies or in rates of inflation;

•	changes in project costs;

•	unanticipated changes in operating expenses and capital expenditures;

•	our ability to obtain funding in the capital markets on favorable terms;

•	restrictions imposed by the Public Utility Holding Company Act of 1935, or PUHCA;

•	legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability;

•	pace of entry into new markets;

•	volatility in market demand and prices for energy, capacity and fuel;

•	interest rate fluctuations and credit market concerns; and

•	effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as of the date of this prospectus or any prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. The foregoing review of factors should not be construed as exhaustive.

DELMARVA POWER & LIGHT COMPANY

We are a public utility company engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and gas supply and distribution in northern Delaware. Our electricity distribution service territory covers approximately 6,000 square miles and has a population of approximately 1.25 million. Our natural gas distribution service territory covers approximately 275 square miles and has a population of approximately 523,000.

Under a settlement approved by the Maryland Public Service Commission, or the MPSC, we are required to provide default electricity supply, known as standard offer service or SOS, to non-residential customers in Maryland until May 2004 and to residential customers in Maryland until July 2004. Under a settlement approved by the Delaware Public Service Commission, or the DPSC, we are required to provide default electricity supply, known as provider of last resort or POLR supply, to customers in Delaware until May 2006.

Under amendments to the Virginia Electric Utility Restructuring Act implemented in March 2004, we are obligated to offer POLR service to customers in Virginia until December 31, 2010 at rates that have been frozen. However, we can propose two changes in base rates—one prior to July 1, 2007 and another between July 1, 2007 and December 31, 2010. Additionally, rates may be increased to reflect increased purchased power costs, increased taxes or increased costs to comply with environmental or reliability requirements. We are also required to provide POLR service to customers in Virginia after the rate freeze ends until relieved of that obligation by the Virginia State Corporation Commission on terms that have not yet been determined.

We are paid for SOS and POLR supply at fixed rates established in the respective regulatory settlements. We are paid tariff delivery rates approved by the applicable state commission for the electricity that we deliver over our distribution facilities to SOS and POLR customers and to users in our service territory who have selected a competitive energy supplier.

We obtain all of the energy and capacity needed to fulfill our fixed-rate SOS and POLR obligations under a supply agreement with our affiliate Conectiv Energy Supply, Inc., or CESI. The term of the supply agreement coincides with our obligations to provide POLR and SOS supply with the exception that, after December 31, 2004, either party can terminate the portion of the obligation attributable to service to Virginia customers on 30 days notice to the other. The price that we pay CESI for power purchased under the supply agreement is equal to the rates that we charge our SOS and DPL customers for power supply. Thus, we do not make any profit or incur any loss on the supply component of the SOS and POLR power that we currently deliver.

In April 2003, the MPSC approved a settlement to extend our obligation to provide SOS in Maryland. Under the settlement, we will continue to provide SOS supply at market prices after the existing fixed SOS supply rate expires in July 2004 for periods of four additional years for residential and small commercial customers, for two additional years for medium-sized commercial customers and for one additional year for large commercial customers. In accordance with the settlement, we will purchase the power supply required to satisfy our market rate SOS obligation from one or more wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved by the MPSC. The settlement provides for us to recover from our SOS customers the costs associated with the acquisition of the SOS supply plus an average margin of $0.002 per kilowatt hour.

The DPSC has not determined what POLR obligations we will have after expiration of our current POLR obligations in Delaware.

We also provide regulated natural gas supply and distribution service to customers in our gas service territory. Large and medium volume commercial and industrial gas customers may purchase gas either from us or from other suppliers. We use our gas distribution facilities to transport gas for customers that choose to purchase gas from other suppliers. These customers pay us distribution service rates approved by the DPSC. We purchase gas supplies for resale to our sales service customers from marketers and producers through a combination of next day delivery arrangements and long-term agreements.

We are an indirect, wholly owned subsidiary of Pepco Holdings, Inc., or PHI, and a direct, wholly owned subsidiary of Conectiv, each of which is a registered holding company under PUHCA. PHI’s other subsidiaries include Potomac Electric Power Company and Atlantic City Electric Company. PHI is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our Board of Directors and many of our executive officers are executive officers of PHI.

Our headquarters are located at 800 King Street, P.O. Box 231, Wilmington, DE 19899, and our telephone number is (202) 872-2000.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes, which may include the repayment of debt or the redemption of securities.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is our ratio of earnings to fixed charges for the three months ended March 31, 2004 and for each year in the five-year period ended December 31, 2003.

	Three Months Ended March 31, 2004	Twelve Months Ended December 31,
		2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	4.93	3.11	2.61	5.39	3.47	3.65

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income, plus taxes based on income, plus fixed charges, which consist of interest expense (which includes distributions on Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust (the “Trust Preferred”) subsequent to the implementation of Statement of Financial Accounting Standards No. 150 on July 1, 2003), interest factor in rentals and, prior to the implementation of SFAS 150, distributions on the Trust Preferred, less subsidiary capitalized interest.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer pursuant to this prospectus. The particular terms of any debt securities and the extent, if any, to which these general provisions will not apply to such debt securities will be described in the prospectus supplement relating to the debt securities.

The debt securities will be issued in one or more series under the indenture, dated as of November 1, 1988, between us and JPMorgan Chase Bank, successor to Manufacturers Hanover Trust Company, as trustee. In this prospectus we refer to this indenture as the note indenture, and we refer to the trustee under the note indenture as the note trustee. The statements below are summaries of the material terms of the note indenture. In addition to this summary, you are urged to review the note indenture, which is incorporated by reference as an exhibit to the registration statement under which the debt securities are registered.

General

Unless the relevant prospectus supplement indicates otherwise, the debt securities will mature on any day from 9 months to 40 years from the original issue date. Each debt security will bear interest at either fixed rates or floating rates. The relevant prospectus supplement, or the pricing supplement described in the prospectus supplement, will set forth the following terms of the debt securities:

•	the purchase price, or a statement that the debt securities are being offered by an agent as principal at varying market prices;

•	the original issue date;

•	the stated maturity date;

•	if fixed rate notes, the rate per annum at which such notes will bear interest;

•	if floating rate notes, the interest rate formula and other variable terms;

•	the date or dates from which any such interest shall accrue;

•	the terms for redemption, if any; and

•	any other terms of such debt securities not inconsistent with the note indenture.

The note indenture does not contain any covenants or other provisions that specifically are intended to afford holders of the debt securities special protection in the event of a highly leveraged transaction.

No Sinking Fund

The debt securities will not be subject to any sinking fund.

Unsecured Obligations

The debt securities will be unsecured and will rank pari passu with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2004, we had $126.0 million in aggregate principal amount of debt securities outstanding under the note indenture (not including the debt securities offered hereby), $241.7 million in aggregate principal amount of other unsecured and unsubordinated indebtedness outstanding (consisting of $241.7 million of unsecured tax-exempt bonds), and $187.2 million in aggregate principal amount of secured debt outstanding. The terms of the debt securities will not restrict us from incurring more secured debt.

Book-Entry Notes

We may issue the debt securities of any series in the form of one or more fully-registered debt securities (which we refer to as a book-entry note) which will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or its nominee. Except as set forth below, the book-entry note may not be transferred except as a whole:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary;

•	by a nominee of the depositary to another nominee of the depositary; or

•	by the depositary or any nominee to a successor of the depositary or a nominee of such successor.

Depositary Arrangements

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a book-entry note in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a book-entry note will be limited to participants that have accounts with the depositary for such book-entry note or persons that may hold interests through participants. Upon the issuance of a book-entry note, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such book-entry note to the accounts of participants. The accounts to be credited will be designated by the agents for such debt securities, or by us if we offer and sell such notes directly.

Ownership of beneficial interests in a book-entry note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants or persons that may hold interests through participants. The laws of some states require that some purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a book-entry note.

So long as the depositary or its nominee is the registered owner of a book-entry note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such book-entry note for all purposes under the note indenture. Except as provided below, owners of beneficial interests in a book-entry note will not be entitled to have debt securities represented by a book-entry note registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form and will not be considered the owners or holders thereof under the note indenture. Accordingly, each person owning a beneficial interest in a book entry note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the note indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a book entry note desires to give or take any action allowed under the note indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Principal, premium, if any, and interest payments on debt securities represented by a book-entry note will be made to the depositary or its nominee as the registered owner of the book-entry note. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a book-entry note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal, premium, if any, or interest in respect of a book-entry note, will credit promptly the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such book-entry note as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a book-entry note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participants.

Withdrawal of Depositary

If the depositary for any debt securities represented by a book-entry note is at any time unwilling or unable to continue as depositary, or it ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed by us within 90 days, we will issue debt securities in certificated form in exchange for the relevant book-entry note. In addition, we may at any time determine not to have debt securities represented by one or more book-entry notes, and, in such event, will issue debt securities in certificated form in exchange for the book-entry note or notes representing such debt securities. Further, if we so specify with respect to a book-entry note, an owner of a beneficial interest in such book-entry note may, on terms acceptable to us and the depositary, receive debt securities in certified form. Any debt securities issued in certificated form in exchange for a book-entry note will be registered in such name or names that the depositary, pursuant to instructions from its direct or indirect participants or otherwise, gives to the trustee.

Registration and Transfer

The debt securities will be issued only in fully registered certificated or book-entry form without coupons and, except as may otherwise be provided in the applicable prospectus supplement or pricing supplement, in denominations of $1,000 or any multiple thereof.

If debt securities are issued in certificated form, the transfer of the debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the note trustee. We may change the place for registration of transfer and exchange of the debt securities and designate additional places for registration of transfer and exchange. (Note Indenture, Sections 305 and 602)

No service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the debt securities of any series during the 15 days prior to the date of mailing notice of redemption of any debt securities of that series or any debt security that is selected for redemption. (Note Indenture, Section 305)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a special record date selected by the note trustee that is (a) no less than 10 nor more than 15 days before the date established by us for the proposed payment of such defaulted interest and no less than 10 days after we provide the note trustee with notice of the proposed payment or (b) in any other manner permitted by any securities exchange on which the debt security may be listed, if the note trustee finds it practicable. (Note Indenture, Section 307)

Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the debt securities will be payable at the office of the paying agent designated by us. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the note trustee in the Borough of Manhattan, City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Note Indenture, Section 602)

All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment. (Note Indenture, Section 603)

Defeasance and Discharge

The note indenture provides that we will be deemed to have paid, and our entire indebtedness will be deemed to have been satisfied and discharged with respect to, any debt security or any portion of the principal amount thereof prior to maturity if:

•	we irrevocably deposit in trust with the note trustee:

•	money,

•

government obligations (as defined in the note indenture, which generally means (a) direct obligations of, or obligations unconditionally guaranteed by, the United States and (b) certificates, depositary receipts or other instruments evidencing a direct ownership interest in obligations described in clause (a) above or in any specific interest or principal payments due in respect thereof)

that do not contain provisions permitting the redemption or other prepayment of such government obligations at the option of the issuer thereof, the principal and interest on which when due, without any regard to reinvestment of such government obligations, will provide monies, or

•	a combination of money or governmental obligations

which will be sufficient to pay when due the principal of, any premium and interest on such debt securities or portions thereof; and

•	we deliver to the note trustee:

•	a written order stating that the money and government obligations deposited with the note trustee are to be held in trust;

•	if government obligations are deposited with the note trustee, an opinion of an independent public accountant to the effect that the requirements for government obligations described above have been satisfied and an opinion of counsel stating that all conditions precedent to the defeasance have been complied with; and

•	an opinion of counsel

•	to the effect that the deposit and the defeasance will not (i) be deemed to be, or result in, a taxable event for the holders of the affected debt securities for federal income tax purposes or (ii) result in a material change in the amount of federal income tax or in the manner or the time of its payment for the holders of the affected debt securities, unless the holders of the affected debt securities have consented to the change; and

•	as to any other matters related to taxation specified in the particular debt securities being defeased.

(Note Indenture, Section 701)

Consolidation, Merger and Sale of Assets

The note indenture provides that we may not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

(i) the successor corporation or the entity that acquires or leases our properties and assets substantially as an entirety is organized and existing under the laws of the United States, a state of the United States or the District of Columbia and expressly assumes our payment obligations on all outstanding debt securities and all of our obligations under the note indenture;

(ii) immediately after giving effect to the transaction, and treating any indebtedness for borrowed money which becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no Event of Default under the note indenture and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

(iii) we have delivered to the note trustee an officer’s certificate and an opinion of counsel to the effect that the transaction complies with the note indenture.

(Note Indenture, Section 1101)

Upon any consolidation or merger, or any conveyance, transfer or lease of our properties and assets substantially as an entirety to any other entity as described above, the successor corporation or the entity to which such conveyance, transfer or lease is made will succeed to, and be substituted for, us under the note indenture, and may exercise every right and power of ours under the note indenture, and, except in the case of a lease, we will be relieved of all obligations and covenants under the note indenture and the outstanding debt securities. (Note Indenture, Section 1102)

Although there is a limited body of case law interpreting the phrase “substantially as an entirety,” there is no precise established definition of the phrase under applicable law. As a result of this uncertainty:

(i) there could be a disagreement between us and the holders of debt securities over whether, as a condition to a conveyance, transfer or lease of our properties and assets, the successor entity is required to assume our obligations under the note indenture and, consequently, whether a failure to assume such obligations would result in an Event of Default under the note indenture;

(ii) in the event that the holders of debt securities attempt to declare an Event of Default and exercise their acceleration rights under the note indenture in such circumstances and we contest such action, there can be no assurance as to how a court interpreting applicable law would interpret the phrase “substantially as an entirety;” and

(iii) it may be difficult for holders of debt securities to declare an Event of Default and exercise their acceleration rights.

Event of Default

The term “Event of Default,” when used in the note indenture with respect to any series of debt securities issued thereunder, means any of the following:

(i) failure to pay interest on the debt securities of such series within 30 days after it is due;

(ii) failure to pay the principal of or any premium on the debt securities of such series within three business days after it is due;

(iii) failure to perform or breach of any other covenant or warranty in the note indenture, other than a covenant or warranty that does not relate to such series of debt securities, that continues for 90 days after we have been given written notice by the note trustee, or we and the note trustee have been given written notice by the holders of at least 25% in aggregate principal amount of the debt securities of such series;

(iv) default under any bond, debenture, note or other evidence of our indebtedness for money borrowed by us (including debt securities of another series) or under any mortgage, indenture or other instrument under which we may issue indebtedness or by which we may secure or evidence indebtedness for borrowed money (including the note indenture), which default (a) constitutes a failure to make any payment in excess of $5,000,000 of the principal of, or interest on, such indebtedness when due and payable after the expiration of any applicable grace period or (b) results in indebtedness in an amount in excess of $10,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such payment being made, such indebtedness being discharged or such acceleration being rescinded or annulled, as the case may be, within 90 days after we have been given written notice from the note trustee, or we and the note trustee have been given written notice from the holders of at least 25% in aggregate principal amount of the debt securities of that series;

(v) events relating to our bankruptcy, insolvency or reorganization specified in the note indenture; or

(vi) any other Event of Default specified with respect to the debt securities of such series.

(Note Indenture, Section 801)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the note indenture. The note trustee is required to give the holders of debt securities written notice of any default known to the note trustee within 90 days after the occurrence unless such default is cured and waived. The note trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, any premium, or interest, if the note trustee in good faith determines the withholding of notice to be in the interests of the holders. In the case of a default under clause (iii) above, no notice to the holders of the affected debt securities may be given until at least 30 days after the occurrence of the default. (Note Indenture, Sections 802 and 902)

Remedies

If an Event of Default under the note indenture with respect to any series of debt securities occurs and continues, the note trustee or the holders of at least 33% in aggregate principal amount of all the debt securities of the series may declare the principal amount of all the debt securities of that series to be due and payable immediately. If an Event of Default under the note indenture with respect to more than one series of debt securities occurs and continues, the note trustee or the holders of at least 33% in aggregate principal amount of all series in respect of which an Event of Default under the note indenture shall have occurred and be continuing, considered as one class, may declare the payment of the principal amount of all the debt securities of the affected series to be immediately due and payable. (Note Indenture, Section 802)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (Note Indenture, Section 802)

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of such series may rescind and annul the declaration and its consequences if:

(i) we have paid or deposited with the note trustee a sum sufficient to pay:

(a) all overdue interest on all debt securities of that series;

(b) the principal of and premium, if any, on any debt securities of that series which have become due otherwise than by declaration of acceleration and interest thereon at the prescribed rates set forth in such debt securities;

(c) interest on overdue interest (to the extent allowed by law) at the prescribed rates set forth in such debt securities; and

(d) all amounts due to the note trustee under the note indenture; and

(ii) any other Event of Default under the note indenture with respect to the debt securities of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the note indenture.

(Note Indenture, Section 802)

The holders of not less than a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of such series, waive any past default under the note indenture with respect to that series and its consequences, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the note indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected (see “Modification and Waiver” below). (Note Indenture, Section 813)

The note trustee is not obligated to exercise any of its rights or powers under the note indenture at the request or direction of any of the holders, unless the holders offer the note trustee reasonable security or indemnity. (Note Indenture, Section 903) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities, and if more than one series is affected, the holders of a majority in principal amount of all affected series, considered as one class, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the note trustee or exercising any trust or power conferred upon the note trustee. The note trustee is not obligated to comply with directions that conflict with law or other provisions of the note indenture or that would involve the note trustee in personal liability in circumstances where the indemnity would not, in the note trustee’s sole discretion, be adequate. The note trustee may take any other action that it deems proper and is not inconsistent with such direction. (Note Indenture, Section 812)

No holder of debt securities of any series will have any right to institute any proceeding under the note indenture, for the appointment of a receiver or trustee, or for any remedy under the note indenture, unless:

(i) the holder has previously given to the note trustee written notice of a continuing Event of Default with respect to debt securities of such series;

(ii) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default has occurred and is continuing, considered as one class, have made a written request to the note trustee, and have offered reasonable indemnity to the note trustee, to institute proceedings in its own name as trustee under the note indenture;

(iii) the note trustee has failed to institute a proceeding for 60 days after receipt of the notice, request and offer of indemnity; and

(iv) no direction inconsistent with such written request has been given to the note trustee during such 60-day period by the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default has occurred and is continuing, considered as one class.

In addition, no holder of debt securities has any right under the note indenture to affect, disturb or prejudice the rights of any other holder of debt securities or to obtain or seek to obtain priority or preference over any other holders. However, these limitations do not apply to a suit by a holder of a debt security to enforce payment of the principal, premium, if any, or interest on the debt security on or after the applicable due date. (Note Indenture, Sections 807 and 808)

We will provide to the note trustee an annual statement by an appropriate officer as to our compliance with all obligations under the note indenture. (Note Indenture, Section 608)

Modification and Waiver

Without the consent of any holder of debt securities, we and the note trustee may enter into one or more supplemental indentures for any of the following purposes:

(i) o evidence the assumption by any permitted successor of our covenants in the note indenture and in the debt securities;

(ii) to add to our covenants for the benefit of the holders of all or any series of debt securities or any tranche thereof or to surrender any of our rights or powers under the note indenture;

(iii) to add any additional Event of Default with respect to all or any series of debt securities;

(iv) to change or eliminate any provision in the note indenture; provided, however, that if such change or elimination materially and adversely affects the interests of the holders of the debt securities of any series or tranche, such change or elimination will become effective with respect to such series or tranche only when no debt securities of the affected series or tranche remains outstanding under the note indenture;

(v) to provide collateral security for the debt securities;

(vi) to establish the form or terms of debt securities of any series as permitted by the note indenture;

(vii) to evidence and provide for the acceptance of appointment of a separate or successor note trustee and to add to or change any of the provisions of the note indenture as are necessary to provide for or facilitate the administration of the trusts under the note indenture by more than one note trustee;

(viii) to provide procedures required to permit us to use a non-certificated system of registration for the debt securities; or

(ix) to cure any ambiguity, inconsistency or defect in the note indenture or to make any other provisions with respect to matters and questions arising under the note indenture; provided that such action or other provisions do not adversely affect the interests of the holders of debt securities of any series in any material respect.

(Note Indenture, Section 1201)

The consent of the holders of at least a majority in aggregate principal amount of the debt securities of all series, or all tranches of a series, affected by a modification to the note indenture, considered as one class, is required for all other modifications to the note indenture. However, no such amendment or modification may, without the consent of the holder of each outstanding debt security affected thereby:

(i) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security, its rate of interest or any premium payable upon redemption, or modify the method of calculating the interest rate, or change the currency in which any debt security is payable or the place of payment of the principal of or interest on any debt security, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security;

(ii) reduce the percentage in principal amount of the outstanding debt securities the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the note indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting of debt security holders;

(iii) change our obligation to maintain an office or agency in each place of payment for the debt securities; or

(iv) modify some of the provisions of the note indenture relating to the required percentage of holders necessary to enter into supplemental indentures, waive some covenants and waive past defaults with respect to the debt securities of any series, except to increase the percentages or to provide that other provisions of the note indenture cannot be modified or waived without the consent of each holder.

(Note Indenture, Section 1202)

A supplemental indenture which changes or eliminates any covenant or other provision of the note indenture that was expressly included solely for the benefit of one or more particular series of debt securities or tranches, or modifies the rights of the holders of debt securities of such series or tranches with respect to such covenant or other provision, will not affect the rights under the note indenture of the holders of the debt securities of any other series or tranches. (Note Indenture, Section 1202)

If any provision of the note indenture limits, qualifies or conflicts with another provision of the note indenture that is required by the Trust Indenture Act to be included in the note indenture, the required provision will control. (Note Indenture, Section 108)

The note indenture provides that debt securities owned by us, or anyone else required to make payment on the debt securities, or any of our or their affiliates, shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request, demand, authorization, direction, notice, waiver or consent. (Note Indenture, Section 101)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, the request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt security and the holder of every debt security issued upon the registration of, transfer of, in exchange for or in lieu of that debt security in respect of anything done, omitted or suffered to be done by the note trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Note Indenture, Section 104)

Removal or Resignation of the Note Trustee

The note trustee may resign at any time with respect to any series of debt securities by giving written notice to us. If the note trustee has or acquires any conflicting interest as defined in Section 310(b) of the Trust Indenture Act, within 90 days the note trustee generally must either eliminate the conflicting interest or resign. The holders of a majority in principal amount of any series of debt securities may remove the note trustee with respect to the debt securities of that series at any time by giving written notice to us and the note trustee. No resignation or removal of a note trustee and no appointment of a successor note trustee will be effective until the acceptance of appointment by a successor note trustee. If at any time:

•	the note trustee has or acquires any conflicting interest and does not eliminate the conflicting interest or resign in accordance the procedures described above after a written request by us or any holder of a debt security who has been a bona fide holder for six months;

•	ceases to satisfy the eligibility requirements for a note trustee under the note indenture and fails to resign after written request by us or any such bona fide holder; or

•	becomes incapable of acting or is adjudged bankrupt or insolvent or a receiver is appointed or any public officer takes charge of the note trustee or its property for the purpose of rehabilitation, conservation or liquidation, then we may remove the note trustee with respect to all of the debt securities or any such bona fide holder may, in accordance with the note indenture, petition a court to remove the note trustee with respect to all of the debt securities and appoint a successor note trustee.

(Note Indenture, Sections 908 and 910)

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register for the debt securities. (Note Indenture, Section 106)

Title

We, the note trustee and any agent of us or the note trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Note Indenture, Section 308)

Governing Law

The note indenture and the debt securities are governed by, and construed in accordance with, the laws of the State of New York. (Note Indenture, Section 113)

Information About the Note Trustee

JPMorgan Chase Bank acts as trustee under the note indenture. In addition, JPMorgan Chase Bank acts, and may act, as trustee and paying agent under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and conduct other banking transactions with JPMorgan Chase Bank in the ordinary course of our business.

PLAN OF DISTRIBUTION

We may sell the debt securities offered by this prospectus directly to purchasers or indirectly through underwriters, dealers or agents. The names of any such underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

•	the terms of the offering of the debt securities;

•	the proceeds we will receive from such a sale;

•	any underwriting discounts, sales commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any commissions payable to agents;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which we may list the debt securities.

We may distribute the debt securities from time to time in one or more transactions at:

•	a fixed price;

•	prices that may be changed;

•	market prices at the time of sale;

•	prices related to prevailing market prices; and

•	negotiated prices.

We will describe the method of distribution in the relevant prospectus supplement.

If we use underwriters with respect to a series of the debt securities, we will set forth in the relevant prospectus supplement:

•	the name of the managing underwriter, if any;

•	the name of any other underwriters; and

•	the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

The underwriters will acquire any debt securities for their own accounts and they may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any debt securities will:

•	entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

•	subject the obligations of the underwriters to certain conditions precedent; and

•	obligate the underwriters to purchase all debt securities offered in a particular offering if any such debt securities are purchased.

In connection with an offering of the debt securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, underwriters may:

•	overallot in connection with the offering, creating a short position;

•	bid for, and purchase, the debt securities in the open market to cover short positions;

•	bid for, and purchase, the debt securities in the open market to stabilize the price of the debt securities; and

•	reclaim selling concessions allowed for distributing the debt securities in the offering if the underwriter repurchases previously distributed debt securities in covering transactions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time. No assurance can be given as to the liquidity of any trading market for the debt securities.

If we use a dealer in an offering of the debt securities, we will sell such debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by such dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

If we use an agent in an offering of the debt securities, we will name the agent and describe the terms of the agency in the relevant prospectus supplement. Unless we indicate otherwise in the prospectus supplement, we will require an agent to act on a best efforts basis for the period of its appointment.

Any underwriters, agents or dealers participating in the distribution of the debt securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them on the sale or resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may indemnify them against some civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

We may solicit offers to purchase the debt securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to such sales. We will describe the terms of any such offer in the relevant prospectus supplement.

The debt securities may also be offered and sold, if so indicated in the relevant prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the relevant prospectus supplement.

We will set forth in the relevant prospectus supplement the anticipated delivery date of the debt securities and the prospectus delivery obligations of dealers.

LEGAL MATTERS

The legality and binding nature of the debt securities and other legal matters relating to the issuance and sale of the debt securities offered hereby will be passed upon for us by Kirk Emge, Esq., our General Counsel.

EXPERTS

The financial statements incorporated in this prospectus by reference to Delmarva Power & Light Company’s Annual Report on Form 10-K/A for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov . You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act. It does not contain all of the information that is important to you. You should read the registration statement for further information about us and the debt securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC and any future filing that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of our registration statement and after the date of effectiveness until the offer of the debt securities is terminated.

•	our amended Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the SEC on March 31, 2004 (File No. 1-01405); and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 7, 2004 (File No. 1-01405).

If you make a written or oral request for copies of any of the documents incorporated by reference, we will send you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Delmarva Power & Light Company, 701 Ninth Street, N.W., Washington, D.C. 20068, attention: Corporate Secretary. Our telephone number is (202) 872-2900.

Delmarva Power & Light Company